UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht

The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Private Placement of Common Shares

On February 13, 2018, Merus N.V. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Investors”). Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 3,099,997 of its common shares (the “Shares”), nominal value €0.09 per share (the “Common Shares”), to the Investors for aggregate gross proceeds of approximately $55.8 million, at a purchase price equal to $18.00 per share (the “Private Placement”). The Purchase Agreement contained customary representations and warranties from the Company and the Investors and customary closing conditions. The closing of the Private Placement occurred on February 15, 2018 (the “Closing Date”).

On February 13, 2018, in connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) no later than May 15, 2018 for purposes of registering the resale of the Shares. The Company agreed to use its reasonable best efforts to cause this registration statement to be declared effective by the SEC prior to the 120th day after the Closing Date (or the 150th day if the SEC reviews the registration statement).

The Company has also agreed, among other things, to indemnify the Investors, their officers, directors, members, employees and agents, successors and assigns, and each person who controls such Investors from certain liabilities and to pay all fees and expenses (excluding legal fees of the Investors, except legal fees pursuant to the Investors’ indemnification rights, and any underwriting discounts and selling commissions) incurred by the Company in connection with the registration of the Shares.

The Private Placement is exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering. The Investors have acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends have been affixed to the Shares.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and Registration Rights Agreement, which are filed as Exhibits 99.2 and 99.3, respectively, to this Report on Form 6-K.

Press Release

On February 14, 2018, the Company issued a press release regarding the Private Placement. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: February 15, 2018	By:	/s/ Ton Logtenberg
Name: Ton Logtenberg
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Securities Purchase Agreement, dated February 13, 2018, by and among Merus N.V. and the Investors identified on Exhibit A attached thereto.

99.2	Registration Rights Agreement, dated February 13, 2018, by and among Merus N.V. and the Investors identified on Exhibit A attached thereto.

99.3	Press release issued by Merus N.V. on February 14, 2018.